Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

June 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Benjamin Holt

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

Re:           reAlpha Tech Corp.

Registration Statement on Form S-1

Filed May 26, 2023

File No. 333-271307

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, originally filed with the Commission on April 18, 2023, as amended on May 26, 2023 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Devanur, the Company’s Chief Executive Officer, dated June 14, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed May 26, 2023

Cover Page

1.	Please confirm whether and how you meet Nasdaq’s quantitative listing standards.

Response: The Company is proposing to list on The Nasdaq Capital Market pursuant to Section IM-5505-1(a)(2) of the Nasdaq Listing Rules, which requires that the Company has: (i) a valuation that meets the requirements of Nasdaq’s Listing Rules IM-5315-1(e) and (f) evidencing a price and (ii) market value of listed securities and market value of unrestricted publicly held shares that exceeds 200% of the otherwise applicable requirement. While the Company meets two of the three quantitative standards for listing on the Nasdaq Capital Market, the Company intends to satisfy the “Market Value of Listed Securities Standard” set forth in 5505(b)(2) of the Nasdaq Listing Rules upon effectiveness of the Registration Statement.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

2.	We note your response to comment 2, including the revisions to your Plan of Distribution. However, it appears that certain material disclosures were removed from the current amendment, including the following:

●	whether the registered stockholders may sell their shares of common stock covered by the registration statement at prevailing market prices at any time after the shares of common stock are listed for trading;

●	whether you are party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of common stock by the registered stockholders; and

●	whether you will receive any proceeds from the sale of shares of common stock by the registered stockholders.

Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 103 of Amendment No. 2 to include that: (i) the registered stockholders may sell their shares of common stock covered by the Registration Statement at prevailing market prices at any time after the shares of common stock are listed for trading, (ii) the Company is not party to any arrangement with any registered stockholders or any broker-dealer with respect to sales of shares of common stock by the registered stockholders, and (iii) the Company will not receive any of the proceeds from the sale of the securities by the registered stockholders

Recent Developments, page 2

3.	Please revise your disclosure on page 3 under the heading titled “reAlpha Asset Management Inc. merges with reAlpha Tech Corp” to identify each of the parent and subsidiary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Amendment No. 2 under the heading titled “reAlpha Asset Management Inc. merges with reAlpha Tech Corp.” on page 3 of Amendment No. 2 to identify each of the parent and subsidiary.

Selected Risks Associated with Our Business, page 5

4.	We note your response to comment 12. Please add summary risk factor disclosure quantifying your net losses incurred in each of the past two fiscal years and quantify your accumulated deficit and outstanding indebtedness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the heading titled “Selected Risks Associated with Our Business” on page 6 of Amendment No. 2 to include that the Company has incurred net losses of approximately $3.19 million and $3,413 for the years ended April 30, 2022 and 2021, respectively, and that the Company’s outstanding indebtedness was approximately $1.65 million as of January 31, 2023.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Risk Factors, page 7

5.	We note your response to comment 12. Please revise your risk factor on page 7, “We have a history of operating losses...,” to quantify your outstanding indebtedness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of Amendment No. 2 to include that the Company’s indebtedness as of January 31, 2023 was $1.65 million in the applicable risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 44

6.	We note your revised presentation of your results of operations. Please include disclosure regarding significant changes to each of the expense line items.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 48 to 52 of Amendment No. 2 to include disclosure regarding significant changes to the expenses line items.

Business, page 51

7.	Please tell us how the investments in Naamche and Carthagos have been accounted for in your financial statements.

Response: The Company intends to account for the acquisition of a minority stake of 25% in each of Naamche Inc. and Carthagos, Inc. as “Investments” in the Company’s audited financial statements for the year ended April 30, 2023.

Our Growth Strategy, page 54

8.	We note your response to comment 26. To the extent material, please revise your risk factor disclosure to highlight any risks associated with your back office support functions being located outside the United States.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of Amendment No. 2 to include an additional risk factor highlighting any risks associated with the Company’s back office support functions being located outside the United States.

Our Platform and Technologies, page 59

9.	We note your response to prior comment 8 and that the app will allow Syndicate Members to monitor the financial metrics and performance of those properties in which they have invested and that you do not intend to provide such real-time visibility to holders of your common stock. Please specifically state whether the app will contain additional information that would not be readily available to investors by reviewing your SEC filings. If there will be additional information on the app, please provide us with your analysis of why the specific information on the app is not material and should not be made available to investors who may not want to use the app.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 2 to provide examples of the financial metrics and additional information available only to syndicate members who use the Company’s app, which will not be included in the Company’s SEC filings. The Company notes that this specific information is based on that specific syndicate member’s investment position in a Syndication LLC, and thus is not pertinent to investors who may not want to use the app or other investors with different investment positions in the same or other Syndication LLCs, and the Company’s consolidated financial results will be disclosed to investors through the Company’s SEC filings.

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10.	Please tell us what specific information will be made available to your Syndicate Members. In addition, please clarify whether such information and its presentation will be consistent with periodic updates provided within securities filings with the SEC and meet all the same requirements related to such filings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 2 to disclose that the financial metrics available only to syndicate members through the Company’s app includes: (i) occupancy rates of the property; (ii) average daily rental rates of the property; and (iii) periodical information, such as gross revenue, total expenses, net revenue, cash flows, and other non-material information of the specific Syndication LLC the investor has membership interests in. This information will be available for syndicate members on a quarterly basis, but it will not meet the same requirements as SEC filings, as this will be individualized information based on the position of the syndicate member’s with the Syndication LLC. For instance, if a syndicate member owns 20% of the Syndication LLC, the Company’s app will provide quarterly financial metrics, including how much the syndicate member earned in cash flows based on the 20% owned by that syndicate member during that quarterly period.

11.	Please clarify whether you are currently capable of providing real-time financial metrics and performance of properties or whether they are still under development. If the latter, provide a timeline and discussion of the status or stage of development you are in.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 2 to disclose that the Company’s technology platform capability of providing quarterly financial metrics and performance of properties is still under development. The Company expects that such capability will be available in its platform on the fourth quarter of 2023 or later.

Intellectual Property, page 63

12.	We note your response to comment 35. Please revise your tabular disclosure on page 41 to disclose the application number and filed date for the provisional patent application filed for reAlpha BRAIN. Additionally, please disclose the trademark expiration date or expected expiration date for each of your trademark applications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45 and 74 of Amendment No. 2 to disclose the application number and filed date for the provisional patent application filed for reAlpha BRAIN. The Company also revised Amendment No. 2 to note that trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or the trademark registrations are properly maintained.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Management

Executive Officers and Directors, page 68

13.	We note your response to comment 38 and partially reissue the comment. Please revise to describe the business experience during the past five years of Mr. Devanur, including his principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which he carried on such occupations and employment. In this regard, we note that Mr. Devanur’s experience for the period from January 2018 to March 2021 is not described.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of Amendment No. 2 to disclose Mr. Devanur’s experience from the period from January 2018 to March 2021.

Executive Compensation, page 74

14.	Please revise to disclose all of the information required by Item 402 of Regulation S-K, including compensation awarded to, earned by, or paid to Ms. Currie. Please also revise to clarify, if true, that the tabular disclosure on page 74 contains information about the compensation paid to or earned by each of your named executive officers during the years ended April 30, 2023 and April 30, 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of Amendment No. 2 to disclose all of the information required by Item 402 of Regulation S-K, including all compensation earned by, or paid to, Christine Currie. The Company further notes that the information about the compensation paid to or earned by each of the Company’s executive officers is for the years ended April 30, 2023 and April 30, 2022.

Registered Stockholders, page 80

15.	Please separately identify each of the natural persons with sole or shared voting or investment power of the shares held by CH reAlpha Investments LLC and CH reAlpha Investments II LLC. Please refer to Item 507 of Regulation S-K and Question 140.02 of Regulation S-K Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 2 to disclose that Brent Crawford was the former chairman of the Company’s board of directors, and that Mr. Crawford has the sole voting and dispositive control over the shares held by both CH REAlpha Investments, LLC and CH REAlpha Investments II, LLC.

Note 3 - Summary of Significant Accounting Policies, page F-8

16.	Your response to comment 40 indicates that you have revised the disclosure in Note 3 to clarify how you intend to account for the property LLCs. Please clarify where the revised disclosure appears as we do not see any additional disclosure on this topic in Note 3.

Response: The Company acknowledges the Staff’s comment and notes that the Company added on page 64 of Amendment No. 2 that the property LLCs, once included in the Company’s financial statements, will be accounted in accordance with U.S. GAAP.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

17.	We note your revised disclosure in response to comment 41. Your disclosure remains unclear. Please clarify what is meant by “the Company records up to 25% of the gross revenues from the short-term rental properties towards the management of the properties acquired”. It appears that you are recording additional revenue for the outsourced property management services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-9 of Amendment No. 2 to clarify that, in the future, provided that the Company does not have controlling rights on the short-term rental property, then the Company will enter into a property management arrangement and charge up to 25% of the rental income as the management fee for service. The Company further notes that at this time, the Company is not collecting any property management fee revenue.

General

18.	We note that the company’s business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

Response: The Company acknowledges the Staff’s comment and in response the Company notes that General Instruction A to Form S-11 states that the form shall be used for the registration of securities issued by (i) real estate investment trusts (“REIT”) or (ii) other issuers whose business is primarily that of acquiring and holding for investment real estate or interests in real estate (a “Real Estate Holding Company”).

The Company is not required to register under Form S-11 given the language of General Instruction A of Form S-11.

The Company is not a REIT and has no intention to become a REIT. Furthermore, the Company does not consider its business to be “primarily that of acquiring and holding for investment real estate or interests in real estate”. The Company considers its primary business lines to be relating to the development of technology platforms that allows users to invest in short-term rental properties, which once fully developed, will be commercialized and generate revenue for the Company. Accordingly, the Company has updated the Registration Statement to clarify its business.

Specifically, the Company is not a REIT because: (i) in a typical REIT structure, investors do not have the ability to choose specific properties or assets where their investment will be allocated, instead, when investing in a REIT, investors purchase shares of the REIT, which represents an ownership interests in the overall portfolio of properties held by the REIT; (ii) REITs primarily invest in income-generating real estate assets, such as commercial properties, residential properties or infrastructure assets, and not short-term rental properties; (iii) REITs are required by law to distribute 90% of their taxable income as dividends to maintain their special tax status, which the Company does not have; and (iv) REITs generate income primarily through rental payments from tenants occupying their properties, while we expect to derive significant revenue from our technologies and platforms rather than just rental income.

Unlike REITs, through the Company’s reAlpha App, investors purchasing membership interests in the Syndication LLCs will have the flexibility to choose which individual property, or group of properties, they would want to invest and hold membership interests in. Further, the Company expects to invest in properties that will be turned into short-term rental properties in different markets, rather than the typical real estate asset a REIT would invest in. Additionally, with the revenue that the Company generates, first through the rental income from these short-term rental properties, and then, once ready, through the commercialization of its technologies, the Company will reinvest such cash flows into the Company for research and development of its technologies and growth of the Company.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

While the Company’s primary assets are currently its cash and real estate investments, and the Company did not generate revenue other than nominal revenue derived from the Company’s short-term rentals properties for the fiscal year ended April 30, 2022, the Company’s business is primarily that of developing its artificial intelligence (“AI”) based technologies for commercial purposes, followed by the offering of fractional ownership of properties to retail investors through the use of, and empowered by, such AI-based technologies, a process the Company calls “syndication.” The Company has developed its own technology platform, the reAlpha App, which allows users to invest in short-term rental properties by purchasing membership interests of a Syndication LLC. The Company uses a proprietary AI-driven algorithm to source and score properties, which uncovers patterns in properties to identify those with the most potential for profitability as a short-term rental property. Once the Company’s algorithm source and score properties – based on factors such as neighborhood accessibility, safety, surrounding property values, and others – the Company may acquire such property to turn into a short-term rental and subsequently sells the ownership of the property to retail investors through exempt offerings done either pursuant to Regulation A, or Regulation D for higher-net worth individuals. The Company further notes that it has not yet generated revenue through its technologies because they are not ready for commercial use, and most of them are currently under development and only operational for the Company’s internal use. Once those technologies are fully developed, the Company expects to generate revenue by using a commercial model based on SAAS fee basis, pay-per-use basis, subscription basis or other fee arrangements.

The Company’s objective is to continue to enhance and refine its multiple technologies and products to help retail investors to invest in fractional properties, or to assist other customers in identifying and optimizing properties by using our technologies. For instance, the Company’s planned updates to its reAlpha App platform will include providing periodical financial metrics of the specific Syndication LLC that the investor purchased membership interests in. Examples of such financial metrics include: (i) occupancy rates of the property; (ii) average daily rental rates of the property; and (iii) periodical information, such as gross revenue, total expenses, net revenue, cash flows, and others to be determined by the Company at a later time. This information will only be available to syndicate members and users of the reAlpha App, and it further demonstrates the Company’s priority to continue investing and refining its main technology platform.

The Company’s platform and technology, although still in development, will utilize AI to provide more accessibility to a retail investor wishing to enter the real estate investment market. It will also be commercialized to individuals who list their own short-term rentals in other platforms (e.g., Airbnb, Inc.) and realtors to be able to optimize their properties for higher returns, or identify properties with profitability potential, through the Company’s reAlpha Score and other technologies. Examples of the Company’s technologies include the (i) reAlpha BRAIN, (ii) reAlpha App, (iii) reAlpha HUMINT and (iv) BnBGPT, each of which are further described in the Registration Statement.

As described in “Overview,” on page 1 of the Registration Statement:

“We are a real estate technology company with a mission to develop, utilize and commercialize our artificial intelligence (“AI”) focused technology stack to empower retail investor participation in short-term rental properties. Short-term rentals are utilized for various purposes, including vacations, relocations, renovations, extended work trips, special events, temporary work assignments, or seasonal activities.

We were founded on the belief that every person should have the access and the freedom to pursue wealth creation through real estate. However, we believe there are significant entry barriers for the average individual and that the lucrative returns are currently taken mainly by private equity firms and larger-scale developers. We intend to develop and buy technologies to democratize access to short-term rental investments. To support this goal, we are creating a new model, powered by our AI focused technologies, for property ownership and real estate investment.”

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Further, in “Risk Factors,” beginning on page 8 of the Registration Statement, the Company further clarified that it is subject to technological risks that REITs or Real Estate Holding Companies are not, including: “[i]f we are unable to adapt to changes in technology and the evolving demands of our customers, our business, results of operations, and financial condition could be materially adversely affected,” “[o]ur use of “open source” software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes,” and “[w]e may in the future be subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition” to better reflect the Company’s core business.

In “Our Growth Strategy,” beginning on page 68 of the Registration Statement, the Company also discloses that:

“Our growth strategy is focused on the development and deployment of cutting-edge AI-based technologies that will disrupt the investment process for short-term rentals, and improve overall experience for both hosts and guests of short-term rental properties. We are committed to continuous innovation and a strong focus on research and development (“R&D”), which is done through strategic acquisition and investments into AI-based companies, with the goal of creating sophisticated AI algorithms that optimize property management, pricing strategies and customer satisfaction. We intend to continuously improve and develop technologies to further enhance our business model and expand our revenue streams. We recognize that the field of AI is rapidly evolving, and by actively seeking out opportunities to acquire complementary technologies, we believe we will position ourselves as a leader in leveraging AI to drive growth and add value to our stockholders.”

As an example of the Company’s commitment to its growth strategy outlined above, the Company has, and will continue to, make acquisitions in the technology space, which the Company believes is unlike any REIT or Real Estate Holding Company. As further support for its focus in the technology space, the Company has acquired: (i) a minority stake of 25% in Naamche Inc., a Nepal-based company that provides services related to the development of technology, AI and other technology support for its platforms, as needed; and (ii) Roost Enterprises, Inc., a leading provider of real estate technology solutions, which will provide the Company additional capabilities to its real estate investment experience for users of the reAlpha App. These acquisitions demonstrate the Company’s intent to continue to invest to refine its platform and technologies for users, and to remain in the technology and AI space.

Finally, in “Competition and Competitive Strengths,” beginning on page 72 of the Registration Statement, the Company outlines its competitive strengths by discussing its AI-based technologies:

“We believe that we will disrupt the consumption patterns for financial investment and services through our innovative AI-based technologies, but will continue to face competition from other firms including large technology companies, and smaller, new financial technology entrants.”

“We seek to differentiate ourselves from competitors primarily through the integration of AI into our technologies for the real estate market, the development of our reAlpha App, which will be available in mobile App version in the future with a focus on accessibility, customer experience, and trust. We believe that our ability to continue innovating quickly further differentiates our developing platforms from our competition. We believe we compete favorably across all key competitive factors and that we have developed a business model that is difficult to replicate.”

“Our reAlpha App is continuously developed to provide exceptional quality and functionality. We believe this dedication to innovation sets us apart from competitors and allows us to deliver superior user experiences. We also prioritize the security and trust of our users and investors. By implementing robust security measures and ensuring data integrity, we instill confidence in our platform, which we believe sets us apart as a trustworthy and reliable choice in the financial technology market.”

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

The Company believes that the above references make it clear to investors that the Company is not a REIT or a Real Estate Holding Company, but a technology company. The Company notes that, although it will acquire properties, turn them into short-term rental properties and list them on the reAlpha App platform, REITs and Real Estate Holding Companies typically do not generate revenues other than those derived from their real estate assets, and the Company expects that the rental income from short-term properties may not be its main source of revenue in the long-term. The Company further notes that its business plan of “syndicating” these short-term rental properties through the reAlpha App will only succeed if these technologies are successful. In short, the Company’s success is largely dependent on the Company’s technologies and platforms.

The Company also wants to utilize its technologies to facilitate the participation of investors in the real estate investment market by “syndicating” those properties. Further, the Company’s acquisition of property aspect of business mostly serves to advance its business objective of utilizing its AI-driven technology to target and score properties, and ultimately not only selling ownership of such properties to retail investors through “syndications,” but also offer the AI-driven technology itself for non-syndicate member customers’ commercial use.

Requiring the Company to register under Form S-11 would produce inconsistent results.

In addition to the foregoing, when considering whether to register its securities on Form S-11 or Form S-1, the Company also considered the practice of other issuers who are non-Real Estate Holding Companies engaged in the business of short-term rentals and of acquiring and disposing of properties. Specifically:

●	Airbnb, Inc. (“Airbnb”) (NASDAQ: ABNB): Airbnb, which recently became a Fortune 500 company, is the largest marketplace for short-term rentals.

●	Zillow Group, Inc. (“Zillow”) (NASDAQ: Z): Zillow is a leading online real estate marketplace that connects buyers, sellers, and renters. They also own and operate various real estate brands and have ventured into buying and selling properties directly through their “Zillow Offers” program.

●	Redfin Corporation (“Redfin”) (NASDAQ: RDFN): Redfin is a technology-powered real estate brokerage that provides online tools and services for buying and selling homes. They also own properties through their RedfinNow program, which allows them to purchase and sell homes directly to Redfin.

●	Opendoor Technologies Inc. (“Opendoor”) (NASDAQ: OPEN): Opendoor is a real estate technology company that allows homeowners to sell their properties directly to Opendoor. They acquire and own homes, handle renovations if necessary, and then resell them.

Based in part on the registration statements filed by these and other similar issuers, none of which have filed a registration statement on Form S-11, the Company has determined that Form S-1 is most appropriate for registration of its securities.

Investors will not be harmed if the Company registers its securities on Form S-1.

The Company also notes that investors will not be harmed if the Company registers on Form S-1. Any disclosure that would be required by Form S-11 either is already present in the Company’s registration statement on Form S-1 or would be inapplicable or immaterial to the Company and potential investors in connection with its Direct Listing.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Forcing the Company to register its securities on Form S-11, may harm the Company and existing, or new, investors.

The Company will also likely be harmed by a registration on Form S-11. Specifically, it may result in confusion for the Company’s Regulation A investors, whom we have updated publicly through regulatory filings after our merger with our former parent that we have merged all technologies into the Company, and adversely impact the marketing effort for any subsequent capital raise transactions the Company may engage in. Requiring the Company to change its registration statement to Form S-11, when all material information that would otherwise be required by Form S-11 is already included in the Company’s current registration statement on Form S-1, would delay the Company’s capital-raising efforts, harming both the Company and the investment community.

For the reasons stated above, the Company respectfully advises the Staff that the Company’s primary business purpose of utilizing and commercializing AI-based technology in the real estate industry makes it appropriate to register its securities on a registration statement on Form S-1.

The Company respectfully calls the attention of the Staff to revisions made in Amendment No. 2 to the descriptions of its planned business activities, short- and long-term generation of revenue and enhanced disclosures on the Company’s technology offerings to more clearly accord with the foregoing.

19.	Please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Response: The Company acknowledges the Staff’s comment and notes to the Staff that, in accordance with the Company’s response above, the Registration Statement is not on Form S-11, therefore Industry Guide 5 is not applicable to the Company.

20.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.

Response: The Company acknowledges the Staff’s comment and notes to the Staff that there are no promotional material and sales literature that will be used by any broker-dealer.

21.	We note your response to prior comment 48. Please revise your Summary and elsewhere as appropriate to disclose that you will no longer be eligible to conduct Regulation Crowdfunding offerings after the effectiveness of this registration statement. See Rule 100(b)(2) of Regulation Crowdfunding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 65 of Amendment No. 2 to disclose that pursuant to Rule 227.100(b)(2) of Regulation CF, the Company will no longer be able to conduct Regulation CF offerings after the effectiveness of the Registration Statement. The Company further notes that the Regulation CF syndication offering for the reAlpha 612 Jasmine Lane Inc. property will be terminated by June 30, 2023.

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22.	We note your response to comment 49 and partially reissue the comment. For each offering, please tell us the facts that make the exemption available. Additionally, please revise the second bullet point on page 53 to fully describe the July 29, 2022 exempt offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 of Amendment No. 2 to remove reference to the July 29, 2022 exempt offering, as it does not relate to the offerings of securities to syndicate members. The Company also notes that the two exempt offerings described on page 65 include facts that make the applicable exemptions available.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:        Giri Devanur, reAlpha Tech Corp.